Exhibit 99.1

NIO Inc. Provides December, Fourth Quarter and Full Year 2024 Delivery Update

Company Achieved New Record-High Monthly and Quarterly Deliveries

•	31,138 vehicles were delivered in December 2024, increasing by 72.9% year-over-year

•	72,689 vehicles were delivered in the three months ended December 2024, increasing by 45.2% year-over-year

•	221,970 vehicles were delivered in 2024 in total, increasing by 38.7% year-over-year

•	Cumulative deliveries reached 671,564 as of December 31, 2024

SHANGHAI, China, January 01, 2025 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its December, fourth quarter and full year 2024 delivery results.

The Company delivered 31,138 vehicles in December 2024, a new monthly high, representing an increase of 72.9% year-over-year. The deliveries consisted of 20,610 vehicles from the Company’s premium smart electric vehicle brand NIO, and 10,528 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO. The Company delivered 72,689 vehicles in the fourth quarter of 2024, a new quarterly record, representing an increase of 45.2% year-over-year. For the full year of 2024, the Company delivered 221,970 vehicles, reflecting an increase of 38.7% year-over-year. Cumulative deliveries reached 671,564 as of December 31, 2024.

At NIO Day 2024, the NIO ET9, our smart electric executive flagship was officially launched. The ET9 integrates NIO’s full-stack technological capabilities across 12 areas, offering flagship experiences to users in design, space, comfort, audio, intelligent systems, assisted and intelligent driving, safety, powertrain, and overall driving and riding performance. Deliveries of the ET9 are expected to commence in March 2025.

During the event, firefly, our small, smart, high-end electric car brand, was officially launched. Built upon NIO’s expertise in research and development, design capabilities, safety standards, and intelligent technologies, firefly embodies the brand’s DNA of being “vivid, thoughtful and solid.” Inspired by the spirit of “freedom to glow,” firefly aims to provide global users with a vivid driving experience and a thoughtfully designed, solid living space. The official launch of the firefly model is expected in April 2025.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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